Exhibit (a)(1)(G)

EMAIL TO ALL ELIGIBLE EMPLOYEES

From:	Yukio Morikubo

To:	All Eligible Employees

Date:	[DATE]

Subject:	MEETINGS RE: IMPINJ’S STOCK OPTION EXCHANGE PROGRAM

You recently received a launch email from Chris announcing Impinj, Inc.’s offer to exchange certain stock options for new stock options dated April 18, 2018 (the “Offer”). We will be holding employee meetings to provide a brief overview regarding the various key terms of the Offer. The same presentation will be given at all meetings, so please select the one that is most convenient for you.

[Dates and Times]

[Locations]

[Dial-in information]

We look forward to your attendance.

Best,

Yukio